Exhibit 99.4

NetQin Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Ballot for the Extraordinary General Meeting

Held on April 18, 2012

(or any adjourned or postponed meeting thereof)

I/We                                                  of                                                  , being the registered holder of                                                    common shares 1, par value US$0.0001 per share, of NetQin Mobile Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	The special resolution as set out in Item 1 of the Notice of Extraordinary General Meeting regarding the approval of change of the Company’s legal name.

Signature(s)[3]

[1]

Please insert the number and class (i.e., Class A or Class B) of common shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]

This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

1